UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated February 19, 2013, announcing the Company's results for the fourth quarter and year ended December 31, 2012, the completion of the Company's debt restructuring and the delivery of the Company's third newbuilding vessel, the m/v Priceless Seas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: February 19, 2013	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND YEAR ENDED
DECEMBER 31, 2012 RESULTS, COMPLETION OF DEBT RESTRUCTURING AND DELIVERY OF M/V PRICELESS SEAS

ATHENS, Greece, February 19, 2013 - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping", or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the fourth quarter and year ended December 31, 2012.

Financial Highlights
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2011	Quarter Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2012
Average number of vessels	10.3	12.0	11.5	11.2
Time charter equivalent rate (TCE) (1)	17,905	10,563	21,312	11,923
Net Revenue	15,990,199	12,944,841	86,907,967	50,300,679
EBITDA (1)	(262,397,641)	6,857,133	(238,367,357)	7,577,086
Adjusted EBITDA (1)	9,875,239	4,407,954	57,723,605	24,168,733
Net (Loss) / Income	(272,436,933)	328,685	(283,498,759)	(17,557,125)
Adjusted Net Income / (Loss) (1)	531,772	(2,120,494)	15,352,812	(965,478)
(Loss) / Earnings per common share basic and diluted (2)	(45.25)	0.05	(47.61)	(2.84)
Adjusted Earnings / (Loss) per common share basic and diluted (1),(2)	0.09	(0.33)	2.58	(0.16)

(1)
Please see the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(2)	All per-share figures in this table and in our financial results reported below have been adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Financing Update
We are pleased to announce that on February 8, 2013, we completed our debt restructuring by finalizing the documentation for amendments to the loan agreements with each of our lenders and successfully fulfilling all conditions precedent to these amendments.

We had previously announced our entry into supplemental agreements with several of our lenders. In January 2013, we signed supplemental agreements with HSH Nordbank AG and Nordea Bank Finland Plc, and in February 2013, we finalized the documentation with Commerzbank AG, which completed our debt restructuring. On December 24, 2012, we raised $10.0 million though the private placement of 4,901,961 shares of the Company's common stock to Mr. Michael Bodouroglou, the Company's Chairman and Chief Executive Officer, in fulfillment of a condition to our debt restructuring. Under the terms of the private placement, we were granted a right to repurchase the shares issued in the private placement, which has now been expired upon the execution of definitive documentation of our debt restructuring.

As part of our debt restructuring program, we obtained waivers and agreed to the relaxation of several financial and security coverage ratio covenants, the deferral of a portion of our scheduled quarterly installments and, in the case of our loan agreements with Bank of Ireland and The Bank of Scotland Plc, the extension of the loan agreements to the second quarter of 2017 and to the third quarter of 2015, respectively. In addition, in respect to the loan agreement with The Bank of Scotland Plc, we agreed to a payment of $2.8 million for the full and final settlement of $4.7 million in debt, representing the portion of the loan of one of the syndicate members. This advance payment of $2.8 million was made on December 10, 2012, resulting in a gain from debt extinguishment of $1.9 million that was recorded in the fourth quarter of 2012.

Furthermore, we extended the availability period of the syndicate facility led by Nordea Bank Finland Plc for nine months, securing the financing of our last Handysize newbuilding drybulk vessel (Hull no. 625) that is expected to be delivered in the fourth quarter of 2013.

Overall, by successfully completing our debt restructuring program, we reduced our debt repayment requirements for 2013 and 2014 by $44.4 million and $6.9 million, respectively.

Recent Fleet Developments and Time Charter Coverage Update
On January 29, 2013, we took delivery of our third newbuilding vessel, the M/V Priceless Seas, a 37,202 dwt Handysize vessel, from the Zhejiang Ouhua Shipbuilding Co. in China. The vessel was financed purely with equity and therefore, no additional amount was drawn under the syndicate facility led by Nordea Bank Finland Plc. Currently, the M/V Priceless Seas is not subject to any mortgage.

The M/V Priceless Seas is currently employed on a short-term time charter trip with STX Pan Ocean Co. Ltd. for a period of about one month and at a gross daily rate of $6,000.

Pursuant to our time chartering strategy, we mainly employ vessels under fixed rate time charters for periods ranging from one to five years.

Assuming all charter counterparties fully perform under the terms of the charters, based on the earliest redelivery dates and including our newbuilding vessels, we have secured employment for 55% and 7% of our fleet capacity for the remainder of 2013 and full year 2014, respectively.

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce our results for the fourth quarter of 2012. After the recognition of a $1.9 million gain from our debt restructuring, our EBITDA for the quarter was $6.9 million, while we reported a net income of $0.3 million, or 5 cents per share. On average, we operated 12.0 vessels, with a utilization rate in excess of 98%. In addition, on January 29, 2013 we took delivery of our third Handysize newbuilding vessel, the M/V Priceless Seas, and expanded our fleet size to 13 vessels. The respective vessel is currently debt-free, which results in a decreased breakeven-point and an increased contribution to the Company's cash flow."

Mr. Bodouroglou continued, "We are also pleased to announce that we have successfully completed our debt restructuring by signing supplemental agreements with all of our lenders. Based on our debt restructuring program, we achieved the relaxation of several financial and security coverage ratio covenants and the overall increase of the Company's projected liquidity by reducing our quarterly debt repayments by almost half and extending the profile of two facilities, which reduced our annual debt repayments by $44.4 million in 2013 and $6.9 million in 2014."

Mr. Bodouroglou concluded, "Overall, despite the severe and protracted downturn and the prevailing market conditions, in 2012 we continued to execute on our strategy of conservative growth and cash preservation."

Fourth Quarter 2012 Financial Results
Gross time charter revenue for the fourth quarter of 2012 was $13.7 million, compared to $17.0 million for the fourth quarter of 2011. The Company reported a net income of 0.3 million, or $0.05 per basic and diluted share, for the fourth quarter of 2012, calculated on 6,354,014 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the fourth quarter of 2011, the Company reported a net loss of $272.4 million, or $45.25 per basic and diluted share, calculated on 5,866,532 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, the adjusted net loss for the fourth quarter of 2012 was $2.1 million, or $0.33 per basic and diluted share, compared to adjusted net income of $0.5 million, or $0.09 per basic and diluted share, for the fourth quarter of 2011.

EBITDA for the fourth quarter of 2012 was positive $6.9 million, compared to negative $262.4 million for the fourth quarter of 2011. EBITDA for the fourth quarter of 2012 was calculated by adding to net income of 0.3 million, net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.5 million. Adjusted EBITDA, excluding all non-cash items described below, was $4.4 million for the fourth quarter of 2012, compared to $9.9 million for the fourth quarter of 2011.

The Company operated an average of 12.0 vessels during the fourth quarter of 2012, earning an average TCE rate of $10,563 per day, compared to an average of 10.3 vessels during the fourth quarter of 2011, earning an average TCE rate of $17,905 per day.

Total adjusted operating expenses for the fourth quarter of 2012 equaled $7.4 million, or approximately $6,663 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.1 million of share-based compensation for the period. For the fourth quarter of 2011, total adjusted operating expenses were $8.8 million, or approximately $9,218 per day per vessel, including the same items as mentioned above, but excluding $1.1 million of share-based compensation.

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. In order to adjust the Company's scrap rate estimates to be aligned with the historical average scrap rate, effective from October 1, 2012 and with prospective effect, we adjusted the estimated scrap rate used to calculate our vessels' salvage value from $150 to $300 per lightweight ton.

As of December 31, 2012, the Company owned approximately 16.4% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) ("Box Ships"), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company's unaudited condensed consolidated balance sheets. For the fourth quarter of 2012, the Company recorded income of $0.4 million, representing its share of Box Ships' net income for the period, compared to $1.2 million for the fourth quarter of 2011. In the fourth quarter of 2012, we received a cash amount of $0.8 million, representing dividend distributions from Box Ships, compared to $1.0 million received in the fourth quarter of 2011.

Fourth Quarter 2012 Non-cash Items
The Company's results for the three months ended December 31, 2012 included the following non-cash items:

●
A non-cash gain from debt extinguishment of $1.9 million, or $0.29 per basic and diluted share, relating to the syndicate loan facility led by The Bank of Scotland Plc and the write-off of the portion of the loan of one of the syndicate members.

●	An unrealized gain from interest rate swaps of $0.7 million, or $0.11 per basic and diluted share.
●
Non-cash expenses of $0.1 million, or $0.02 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In the aggregate, these non-cash items increased net income by $2.4 million, which represents a $0.38 increase in earnings per basic and diluted share, for the three months ended December 31, 2012.

Year ended December 31, 2012 Financial Results
Gross time charter revenue for the year ended December 31, 2012, was $53.2 million, compared to $92.1 million for the year ended December 31, 2011. The Company reported a net loss of $17.6 million, or $2.84 per basic and diluted share, for the year ended December 31, 2012, calculated on 6,035,910 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the year ended December 31, 2011, the Company reported a net loss of $283.5 million, or $47.61 per basic and diluted share, calculated on 5,793,792 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, the adjusted net loss for the year ended December 31, 2012, was $1.0 million, or $0.16 per basic and diluted share. Adjusted net income for the year ended December 31, 2011 was $15.4 million, or $2.58 per basic and diluted share.

EBITDA for the year ended December 31, 2012, was positive $7.6 million, compared to negative $238.4 million for the year ended December 31, 2011. This was calculated by adding to net loss of $17.6 million for the year ended December 31, 2012, net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $25.1 million for the year ended December 31, 2012. Adjusted EBITDA, excluding all non-cash items described below, was $24.2 million for the year ended December 31, 2012, compared to $57.7 million for the year ended December 31, 2011.

The Company operated an average of 11.2 vessels during the year ended December 31, 2012, earning an average TCE rate of $11,923 per day, compared to an average of 11.5 vessels during the year ended December 31, 2011, earning an average TCE rate of $21,312 per day.

Total adjusted operating expenses for the year ended December 31, 2012, were $28.3 million, or approximately $6,896 per day per vessel, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $2.5 million of share-based compensation for the period. For the year ended December 31, 2011, total adjusted operating expenses were $33.1 million, or approximately $7,866 per day per vessel, including vessel operating expenses, management fees and general and administrative expenses and dry-docking costs, but excluding $5.1 million of share-based compensation.

For the year ended December 31, 2012, the Company recorded income of $2.0 million, representing its share of Box Ships' net income for the period, compared to $2.7 million for the year ended December 31, 2011. In the year ended December 31, 2012, we received a cash amount of $3.7 million representing dividend distributions from Box Ships, compared to $1.5 million in the year ended December 31, 2011.

In the year ended December 31, 2012, the Company recorded a non-cash loss of $2.9 million relating to the dilution effect from the Company's non-participation in the public offering by Box Ships of 4,285,715 of Box Ships' common shares, which was completed on July 18, 2012. In addition, as of September 30, 2012, the difference between the fair value and the book value of the Company's investment in Box Ships was considered to be other than temporary and therefore, the investment was impaired and the Company recorded a non-cash loss of $14.1 million. Both items are included in "Loss on investment in affiliate" in the unaudited condensed consolidated statements of operations at the end of this release.

As of September 30, 2012, the change in the fair value of the shares of Korea Line Corporation ("KLC"), which the Company received as part of the settlement agreement entered into with KLC in September 2011, in connection with the early termination of the time charter in respect of the M/V Pearl Seas, was considered as other than temporary, and therefore the Company recorded a non-cash loss of $1.0 million in the year ended December 31, 2012.

Year ended December 31, 2012 Non-cash Items
The Company's results for the year ended December 31, 2012, included the following non-cash items:

●	Loss on investment in affiliate of $17.0 million, or $2.74 per basic and diluted share.
●
A non-cash gain from debt extinguishment of $1.9 million, or $0.31 per basic and diluted share, relating to the syndicate loan facility led by The Bank of Scotland Plc and the write-off of the portion of the loan of one of the syndicate members.

●	Loss on marketable securities of $1.0 million, or $0.16 per basic and diluted share.
●	An unrealized gain from interest rate swaps of $2.0 million, or $0.33 per basic and diluted share.
●
Non-cash expenses of $2.5 million, or $0.41 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to the Company's executive officers, directors and employees.

In the aggregate, these non-cash items decreased net income by $16.6 million, which represents a $2.68 decrease in earnings per basic and diluted share, for the year ended December 31, 2012.

Cash Flows
For the year ended December 31, 2012, the Company generated net cash from operating activities of $13.4 million, compared to $45.5 million for the year ended December 31, 2011. For the year ended December 31, 2012, net cash used in investing activities was $15.7 million and net cash from financing activities was $5.4 million. For the year ended December 31, 2011, net cash from investing activities was $43.7 million and net cash used in financing activities was $109.4 million.

Conference Call and Webcast details
The Company's management team will host a conference call to discuss its fourth quarter and year ended December 31, 2012 results today at 10:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-317-6789 (USA) or +1-412-317-6789 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-344-7529 (USA) or +1-412-317-0088 (international) and using passcode 10025328.

Slides and audio webcast
There will also be a simultaneous live webcast through the Company's website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of thirteen drybulk vessels with a total carrying capacity of 816,472 dwt. In addition, the Company's current newbuilding program consists of one Handysize drybulk carrier that is scheduled to be delivered in the fourth quarter of 2013 and two 4,800 TEU containerships that are scheduled to be delivered in 2014. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two containerships under construction. For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300

- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of February 19, 2013.

Operating Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Total Handysize	3	111,700
Grand Total	13	816,472

Drybulk Newbuildings that we have agreed to acquire
Hull no.	Type	Dwt	Expected Delivery
Handysize
Hull no. 625	Handysize	37,200	Q4 2013
Total Handysize	1	37,200

Containership Fleet

The following table represents the containership newbuilding vessels that we have agreed to acquire as of February 19, 2013.

Containership Newbuildings that we have agreed to acquire
Hull no.	TEU	Dwt	Expected Delivery
Hull no. 656 (1)	4,800	56,500	Q2 2014
Hull no. 657 (1)	4,800	56,500	Q2 2014
Total	9,600	113,000

 (1) The Company has granted to Box Ships an option to purchase.

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2011	Quarter Ended December 31, 2012
FLEET DATA
Average number of vessels (1)	10.3	12.0
Calendar days for fleet (2)	952	1,104
Available days for fleet (3)	934	1,104
Operating days for fleet (4)	922	1,083
Fleet utilization (5)	98.7%	98.1%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	17,905	10,563
Vessel operating expenses (7)	4,060	4,328
Dry-docking expenses (8)	609	-
Management fees - related party adjusted (9)	1,041	1,001
General and administrative expenses adjusted (10)	3,508	1,334
Total vessel operating expenses adjusted (11)	9,218	6,663

	Year Ended December 31, 2011	Year Ended December 31, 2012
FLEET DATA
Average number of vessels (1)	11.5	11.2
Calendar days for fleet (2)	4,211	4,099
Available days for fleet (3)	4,104	4,099
Operating days for fleet (4)	4,054	4,063
Fleet utilization (5)	98.8%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	21,312	11,923
Vessel operating expenses (7)	4,321	4,588
Dry-docking expenses (8)	694	-
Management fees - related party adjusted (9)	1,076	999
General and administrative expenses adjusted (10)	1,775	1,309
Total vessel operating expenses adjusted (11)	7,866	6,896

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.

(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)
Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.

(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)
Time charter equivalent ("TCE") is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees - related party adjusted are calculated by dividing management fees charged by a related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.

(10)
Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.

(11)
Total vessel operating expenses ("TVOE") is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars where applicable)

	Quarter Ended December 31, 2011	Quarter Ended December 31, 2012
Time Charter Revenue	16,950,609	13,682,383
Commissions	(960,410)	(737,542)
Voyage Expenses	517,774	(1,505,216)
Net Revenue, net of voyage expenses	16,507,973	11,439,625
Total operating days	922	1,083
Time Charter Equivalent	17,905	10,563

	Year Ended December 31, 2011	Year Ended December 31, 2012
Time Charter Revenue	92,093,426	53,218,975
Commissions	(5,185,459)	(2,918,296)
Voyage Expenses	(507,636)	(1,855,964)
Net Revenue, net of voyage expenses	86,400,331	48,444,715
Total operating days	4,054	4,063
Time Charter Equivalent	21,312	11,923

Condensed Cash Flow Information (Unaudited)
(Expressed in United States Dollars)

	Year Ended December 31, 2011	Year Ended December 31, 2012
Cash and Cash Equivalents, beginning of period	34,787,935	14,563,517
Cash generated from / (used in):
Operating Activities	45,467,429	13,376,809
Investing Activities	43,673,793	(15,702,244)
Financing Activities	(109,365,640)	5,438,803
Net (decrease) / increase in Cash and Cash Equivalents	(20,224,418)	3,113,368
Cash and Cash Equivalents, end of period	14,563,517	17,676,885

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended December 31, 2011	Quarter Ended December 31, 2012
Net (Loss) / Income	(272,436,933)	328,685
Plus Net interest expense, including interest expense from interest rate swaps	2,383,410	2,453,799
Plus Depreciation	7,655,882	4,074,649
EBITDA	(262,397,641)	6,857,133
Adjusted EBITDA Reconciliation
Net (Loss) / Income	(272,436,933)	328,685
Non-cash depreciation due to below market acquired time charters	695,825	-
Impairment loss	271,587,148	-
Gain from debt extinguishment	-	(1,893,254)
Loss on sale of assets	396,233	-
Unrealized gain from interest rate swaps	(808,021)	(691,875)
Non-cash expenses from the amortization of share based compensation cost recognized	1,097,520	135,950
Adjusted Net Income / (Loss)	531,772	(2,120,494)
Plus Net interest expense, including interest expense from swaps	2,383,410	2,453,799
Plus Depreciation, adjusted (2)	6,960,057	4,074,649
Adjusted EBITDA	9,875,239	4,407,954

	Year Ended December 31, 2011	Year Ended December 31, 2012
Net Loss	(283,498,759)	(17,557,125)
Plus Net interest expense, including interest expense from interest rate swaps	12,587,203	8,747,785
Plus Depreciation	32,544,199	16,386,426
EBITDA	(238,367,357)	7,577,086
Adjusted EBITDA Reconciliation
Net Loss	(283,498,759)	(17,557,125)
Non-cash depreciation due to below market acquired time charters	2,760,609	-
Impairment loss	277,327,148	-
Loss on investment in affiliate	-	16,985,066
Gain from debt extinguishment	-	(1,893,254)
Loss on marketable securities	-	980,430
Loss on sale of assets	15,192,704	-
Unrealized gain from interest rate swaps	(1,517,932)	(2,017,297)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	5,089,042	2,536,702
Adjusted Net Income / (Loss)	15,352,812	(965,478)
Plus Net interest expense, including interest expense from interest rate swaps	12,587,203	8,747,785
Plus Depreciation, adjusted (2)	29,783,590	16,386,426
Adjusted EBITDA	57,723,605	24,168,733

(1)
The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company's management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Quarter Ended December 31, 2011	Quarter Ended December 31, 2012
Net (Loss) / Income	(272,436,933)	328,685
Net (Loss) / Income attributable to non-vested share awards	(6,984,618)	6,013
Net (Loss) / Income available to common shareholders	(265,452,315)	322,672
Weighted average number of common shares basic and diluted (2)	5,866,532	6,354,014
(Loss) / Earnings per common share basic and diluted (2)	(45.25)	0.05
Reconciliation of Net (Loss) / Income to Adjusted Net Income / (Loss)
Net (Loss) / Income	(272,436,933)	328,685
Non-cash depreciation due to below market acquired time charters	695,825	-
Impairment loss	271,587,148	-
Gain from debt extinguishment	-	(1,893,254)
Loss on sale of assets	396,233	-
Unrealized gain from interest rate swaps	(808,021)	(691,875)
Non-cash expenses from the amortization of share based compensation cost recognized	1,097,520	135,950
Adjusted Net Income / (Loss) (1)	531,772	(2,120,494)
Adjusted Net Income / (Loss) attributable to non-vested share awards	13,633	(38,791)
Adjusted Net Income / (Loss) available to common shareholders	518,139	(2,081,703)
Weighted average number of common shares basic and diluted (2)	5,866,532	6,354,014
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	0.09	(0.33)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Net Income and Adjusted Net Income Reconciliation
(Expressed in United States Dollars - except for share data)

U.S. GAAP Financial Information	Year Ended December 31, 2011	Year Ended December 31, 2012
Net Loss	(283,498,759)	(17,557,125)
Net Loss attributable to non-vested share awards	(7,644,949)	(444,326)
Net Loss available to common shareholders	(275,853,810)	(17,112,799)
Weighted average number of common shares basic and diluted (2)	5,793,792	6,035,910
Loss per common share basic and diluted (2)	(47.61)	(2.84)
Reconciliation of Net Loss to Adjusted Net Income / (Loss)
Net Loss	(283,498,759)	(17,557,125)
Non-cash depreciation due to below market acquired time charters	2,760,609	-
Impairment loss	277,327,148	-
Loss on investment in affiliate	-	16,985,066
Gain from debt extinguishment	-	(1,893,254)
Loss on marketable securities	-	980,430
Loss on sale of assets	15,192,704	-
Unrealized gain from interest rate swaps	(1,517,932)	(2,017,297)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	5,089,042	2,536,702
Adjusted Net Income / (Loss) (1)	15,352,812	(965,478)
Adjusted Net Income / (Loss) attributable to non-vested share awards	414,010	(24,434)
Adjusted Net Income / (Loss) available to common shareholders	14,938,802	(941,044)
Weighted average number of common shares basic and diluted (2)	5,793,792	6,035,910
Adjusted Earnings / (Loss) per common share basic and diluted (1), (2)	2.58	(0.16)

(1)
Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company's operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company's definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

(2)	Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2011 and 2012
(Expressed in United States Dollars)
	December 31, 2011	December 31, 2012
Assets

Cash and restricted cash (current and non-current)	39,563,517	27,686,885
Other current assets	4,029,047	7,231,319
Vessels, net	268,608,363	298,376,440
Advances for vessel acquisitions and vessels under construction	63,450,706	49,592,684
Other fixed assets, net	510,042	497,619
Investment in equity affiliate	38,805,802	20,094,826
Loan to affiliate	15,000,000	14,000,000
Other non-current assets	2,106,460	2,602,212

Total Assets	432,073,937	420,081,985

Liabilities and Shareholders' Equity

Total debt	201,285,000	195,542,176
Total other liabilities	9,564,790	8,912,213
Total shareholders' equity	221,224,147	215,627,596

Total Liabilities and Shareholders' Equity	432,073,937	420,081,985

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) / Income
For the three months ended December 31, 2011 and 2012
(Expressed in United States Dollars - except for share data)

	Three Months Ended	Three Months Ended
	December 31, 2011	December 31, 2012
Revenue
Time charter revenue	16,950,609	13,682,383
Commissions	(960,410)	(737,542)
Net Revenue	15,990,199	12,944,841
Expenses / (Income)
Voyage expenses	(517,774)	1,505,216
Vessels operating expenses	3,864,757	4,778,456
Dry-docking expenses	579,798	-
Management fees - related party	990,680	1,105,224
Depreciation	7,655,882	4,074,649
General and administrative expenses	4,437,292	1,608,194
Impairment loss	271,587,148	-
Bad debt provisions	(38,949)	124,717
Loss on sale of assets	396,233	-
Gain from vessel early redelivery	(916,780)	-
Other income	-	(47,293)
Operating Loss	(272,048,088)	(204,322)
Other Income / (Expenses)
Interest and finance costs	(1,830,194)	(1,946,183)
Gain on derivatives, net	61,429	13,266
Interest income	193,376	170,993
Equity in net income of affiliate	1,174,854	397,951
Gain from debt extinguishment	-	1,893,254
Foreign currency gain	11,690	3,726
Total Other Expenses, net	(388,845)	533,007
Net (Loss) / Income	(272,436,933)	328,685

Other Comprehensive Income
Unrealized gain on cash flow hedges	-	84,950
Unrealized gain on change in fair value of marketable securities	-	153,053
Total Other Comprehensive Income	-	238,003

Comprehensive (Loss) / Income	(272,436,933)	566,688

(Loss) / Earnings per Class A common share, basic and diluted (1)	$(45.25)	$0.05
Weighted average number of Class A common shares, basic and diluted (1)	5,866,532	6,354,014

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2011 and 2012
(Expressed in United States Dollars - except for share data)

	Year Ended	Year Ended
	December 31, 2011	December 31, 2012
Revenue
Time charter revenue	92,093,426	53,218,975
Commissions	(5,185,459)	(2,918,296)
Net Revenue	86,907,967	50,300,679
Expenses / (Income)
Voyage expenses	507,636	1,855,964
Vessels operating expenses	18,193,648	18,808,084
Dry-docking expenses	2,924,046	-
Management fees - related party	4,780,500	4,094,744
Depreciation	32,544,199	16,386,426
General and administrative expenses	12,315,054	7,901,762
Impairment loss	277,327,148	-
Bad debt provisions	296,719	124,717
Loss on sale of assets	15,192,704	-
Gain from vessel early redelivery	(1,947,947)	-
Gain from marketable securities	-	(414,235)
Other income	-	(750,715)
Operating (Loss) / Income	(275,225,740)	2,293,932
Other Income / (Expenses)
Interest and finance costs	(9,349,714)	(6,744,917)
Loss on derivatives, net	(2,340,418)	(714,074)
Interest income	620,861	728,503
Equity in net income of affiliate	2,749,866	1,986,590
Gain from debt extinguishment	-	1,893,254
Loss on investment in affiliate	-	(16,985,066)
Foreign currency gain / (loss)	46,386	(15,347)
Total Other Expenses, net	(8,273,019)	(19,851,057)
Net Loss	(283,498,759)	(17,557,125)

Other Comprehensive Loss
Unrealized loss on cash flow hedges	-	(673,074)
Unrealized loss on change in fair value of marketable securities	-	(827,377)
Reclassification adjustment on change in fair value of marketable securities	-	980,430
Total Other Comprehensive Loss	-	(520,021)

Comprehensive Loss	(283,498,759)	(18,077,146)

Loss per Class A common share, basic and diluted (1)	$(47.61)	$(2.84)
Weighted average number of Class A common shares, basic and diluted (1)	5,793,792	6,035,910

(1) Adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012.